Exhibit 99.1

Report of Voting Results

Lorus Therapeutics Inc.

In accordance with Section 11.3 of National Instrument 51-102, the following describes the matters voted upon and the outcome of the votes at the annual and special meeting of shareholders of Lorus Therapeutics Inc. (the “Corporation”) held on August 19, 2014 in Toronto, Ontario.

1.	By a resolution passed by a majority of the votes cast by a show of hands, each of the following directors were elected to hold office until the next annual meeting of shareholders or until such director resigns or a successor is elected or appointed:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Dr. Denis Burger	69,661,597	92.25	5,852,096	7.75
Dr. William G. Rice	74,411,586	98.54	1,102,107	1.46
Dr. Bradley Thompson	69,662,279	92.25	5,851,414	7.75
Dr. Brian Underdown	69,256,238	91.71	6,257,455	8.29
Dr. Mark D. Vincent	68,661,424	90.93	6,852,269	9.07
Warren Whitehead	69,662,623	92.25	5,851,070	7.75

2.	By a resolution passed by a majority of the votes cast by a show of hands (of which approximately 99.33% of the votes represented by proxy voted in favour and approximately 0.67% of the votes represented by proxy withheld from voting), KPMG LLP was re-appointed as auditor of the Corporation to hold office until the next annual meeting or until its successor is appointed, and the directors were authorized to fix its remuneration.

3.	By a majority of the votes cast by a show of hands (of which approximately 98.99% of the votes represented by proxy voted in favour and approximately 1.01% of the votes represented by proxy voted against), the resolutions contained on page 10 of the Corporation’s Management Information Circular (a copy of which is attached hereto) were passed relating to the proposed Change of Name.

4.	By a majority of the votes cast by a show of hands (of which approximately 98.92% of the votes represented by proxy voted in favour and approximately 1.08% of the votes represented by proxy voted against), the resolutions contained on page 12 of the Corporation’s Management Information Circular (a copy of which is attached hereto) were passed relating to the proposed Share Consolidation.

In total, 77,658,858 shares of the Corporation (representing approximately 55.74% of the issued and outstanding shares) were represented in person or by proxy at the meeting.

Yours very truly,

/s/ Gregory Chow

Gregory Chow

Chief Financial Officer

EXTRACT FROM PAGE 10 OF THE

CORPORATIONS’ MANAGEMENT INFORMATION CIRCULAR

Change of Name:

BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS THAT:

1.	The Corporation is hereby authorized under section 173 of the Canada Business Corporations Act (the “CBCA”) to amend its articles to change the name of the Corporation from “Lorus Therapeutics Inc.” to “Aptose Biosciences Inc.” or such other name as may be approved by the directors of the Corporation and is acceptable to the Director under the CBCA and the TSX;
2.	The board of directors of the Corporation (the “Board”) be and it is hereby authorized to revoke, without further approval of the Shareholders, this special resolution at any time prior to the completion thereof, notwithstanding the approval by the Shareholders of same, if determined, in the Board’s sole discretion to be in the best interest of the Corporation; and
3.	Any director or officer of the Corporation is authorized and directed to execute and deliver for and in the name of and on behalf of the Corporation, under its corporate seal or otherwise, all such certificates, instruments, agreements, notices and other documents and to do such other acts and things as, in the opinion of such persons, may be necessary or desirable in connection with the proposed Name Change, including but not limited to, the filing of articles of amendment under the CBCA, with the performance of the Corporation of its obligations in connection therewith, and to give effect to the foregoing and facilitate the implementation of the foregoing resolutions.

EXTRACT FROM PAGE 12 OF THE

CORPORATIONS’ MANAGEMENT INFORMATION CIRCULAR

Share Consolidation:

BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS THAT:

1.	Pursuant to the Canada Business Corporations Act (the “CBCA”), the articles of Lorus Therapeutics Inc. (the “Corporation”) be amended to consolidate all of the issued and outstanding common shares of the Corporation (the “Shares”) on the basis of a ratio of one (1) post-consolidation Share for each five (5) to fifteen (15) outstanding pre-consolidation Shares, with such ratio to be determined by the board of directors of the Corporation (the “Board”) in its sole discretion. Any resulting fractional Shares shall be either rounded up or down to the nearest whole Share;
2.	The Board be and it is hereby authorized to revoke, without further approval of the Shareholders, this special resolution at any time prior to the completion thereof, notwithstanding the approval by the Shareholders of same, if determined, in the Board’s sole discretion to be in the best interest of the Corporation; and
3.	Any director or officer of the Corporation is authorized and directed to execute and deliver for and in the name of and on behalf of the Corporation, under its corporate seal or otherwise, all such certificates, instruments, agreements, notices and other documents and to do such other acts and things as, in the opinion of such persons, may be necessary or desirable in connection with the proposed Share Consolidation, including but not limited to, the filing of articles of amendment under the CBCA, with the performance of the Corporation of its obligations in connection therewith, and to give effect to the foregoing and facilitate the implementation of the foregoing resolutions.